=============================================================================


              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                 ---------------------------



                        SCHEDULE 14D-1
                    Tender Offer Statement
 Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                             and
                         SCHEDULE 13D
          under the Securities Exchange Act of 1934
                      (Amendment No. 3*)

                 ---------------------------



                     YURIE SYSTEMS, INC.
                  (Name of Subject Company)



                  REINDEER ACQUISITION, INC.
                   LUCENT TECHNOLOGIES INC.
                          (Bidders)

                 ---------------------------



            Common Stock, Par Value $.01 Per Share
                (Title of Class of Securities)

                 ---------------------------



                         98871Q 10 2
            (CUSIP Number of Class of Securities)

                 ---------------------------



                    Pamela F. Craven, Esq.
                 Reindeer Acquisition, Inc.
                c/o Lucent Technologies Inc.
                     600 Mountain Avenue
                Murray Hill, New Jersey 07974
                       (908) 582-8500
(Name, Address and Telephone Number of Persons Authorized to Receive
      Notices and Communications on Behalf of Bidders)


                 ---------------------------



                          Copies to:
                Robert I. Townsend, III, Esq.
                   Cravath, Swaine & Moore
                       Worldwide Plaza
                      825 Eighth Avenue
                   New York, New York 10019
                        (212) 474-1000

*Constituting the final amendment to this Schedule 14D-1/Schedule 13D

=============================================================================

          Lucent Technologies Inc. ("Parent") and Reindeer Acquisition, Inc. (the "Purchaser") hereby amend and supplement the Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D (the "Statement"), originally filed on April 30, 1998, as amended by Amendment No. 1 filed on May 13, 1998 and Amendment No. 2 filed on May 19, 1998, with respect to their offer to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Yurie Systems, Inc., a Delaware corporation (the "Company"), as set forth in this Amendment No. 3. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

          Item 6. Interest in Securities of the Subject
Company.

          On May 29, 1998, the Purchaser accepted for payment a total of 28,598,028 Shares, representing approximately 100% of the outstanding Shares.

          Item 10. Additional Information.

          The Offer expired at 12:00 Midnight, New York
City time, on May 28, 1998.

          On May 29, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

         Item 11.  Material to be filed as Exhibits.

         (a)(10)  Press Release, dated May 29, 1998.

                          SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 29, 1998


                                  REINDEER ACQUISITION, INC.,


                                  By: /s/ Pamela F. Craven
                                      --------------------
                                      Name:  Pamela F. Craven
                                      Title: Vice President and Secretary


                                  LUCENT TECHNOLOGIES INC.,


                                  By: /s/ Pamela F. Craven
                                      --------------------
                                      Name:  Pamela F. Craven
                                      Title: Vice President-Law

                        EXHIBIT INDEX



Exhibit No.                               Exhibit

(a)(10)                                   Press Release, dated
                                          May 29, 1998